Exhibit 99.1

DLocal Limited Reports Third Quarter 2021 Financial Results

US$1.8 billion Total Payment Volume, up 217% year-over-year

Revenues of US$68.6 million, up 123% year-over-year

38% Adj EBITDA Margin, down 228 bps year-over-year

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

Montevideo, Uruguay November 16, 2021 (GLOBE NEWSWIRE) — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology- first payments platform today announced its financial results for the third quarter ended September 30, 2021.

“We continue to see strong growth across multiple verticals as we see local economies continue to bounce back and global merchants prioritize their efforts in emerging markets. We continue to execute on our strategy to make the complex simple for our merchants. We continue to add new product capabilities on our platform that enhance our merchants’ ability to benefit from higher conversion. We continue to add new countries to our infrastructure network while continuing to add more payment methods and partners in markets in Latin America, Asia and Africa”, said Sebastian Kanovich.

Third Quarter 2021 Financial Highlights

•

Total Payment Volume (“TPV”) reached US$1.8 billion in the quarter, representing 217% year-over-year growth compared to US$572 million in the third quarter of 2020 and 24% growth compared to US$1.5 billion in the second quarter of 2021.

•

Revenues in the third quarter of 2021 amounted to US$68.6 million, representing 123% year-over-year growth compared to US$30.9 million in the third quarter of 2020 and 16% growth compared to $59.0 million in the second quarter of 2021.

•	Adjusted EBITDA was US$26.3 million in the third quarter of 2021 compared to US$12.5 million in the third quarter of 2020 and US$25.9 million in the second quarter of 2021.

•	Adjusted EBITDA Margin was 38% in the third quarter of 2021 compared to 41% in the third quarter of 2020 and 44% in the second quarter of 2021.

•

Profit for the third quarter of 2021 was US$19.7 million, or US$0.06 per diluted share, compared with profit of US$8.6 million, or US$0.03 per diluted share, for the third quarter of 2020 and with profit of US$17.7 million, or US$0.06 per diluted share, for the second quarter of 2021.

•	Profit for the third quarter of 2021 includes one-off expenses of US$0.9 million mainly related to secondary offering expenses.

•

As of September 30, 2021, dLocal had US$293.1 million in cash, cash equivalents and marketable securities, compared with US$266.0 million as of June 30, 2021. The increase of US$27.1 reflects an increase of US$16.3 million in our funds and an increase of US$10.8 million in funds due to our merchants with respect to the second quarter of 2021.

The following table summarizes our key performance metrics:

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(in millions of US$ except for %)
Key Performance Metrics
TPV	1,812	572	4,193	1,308
TPV growth YoY	217%	65%	221%	47%
Revenue	68.6	30.9	167.9	69.5
Revenue growth YoY	123%	96%	142%	85%
Adj. EBITDA	26.3	12.5	70.1	28.3
Adj. EBITDA Margin	38%	41%	42%	41%

Earnings per share:

We calculate basic earnings per share by dividing the profit attributable to equity holders by the weighted average number of common shares issued and outstanding during the nine-months and three-months periods ended September 30, 2021 and 2020.

Our diluted earnings per share is calculated by dividing the profit attributable to equity holders of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The next table presents the information used as base for such calculation

	For the three-month period ended September 30		For the nine-month period ended September 30
	2021	2020	2021	2020
Profit attributable to equity shareholders (U.S. Dollars)	19,663,000	8,622,000	54,291,000	16,586,000
Weighted average number of common shares	293,558,997	268,598,000	284,456,779	268,598,000
Adjustments for calculation of diluted earnings per share	19,646,000	12,964,000	19,609,500	13,544,500
Weighted average number of ordinary shares for calculating diluted earnings per share	313,204,997	281,562,000	304,066,279	282,142,500

Basic earnings per share	0.07	0.03	0.19	0.06

Diluted earnings per share	0.06	0.03	0.18	0.06

Third Quarter 2021 Business Highlights

•

Our quarter over quarter TPVgrowth is attributable to the performance and continued growth of our enterprise merchants across most verticals, particularly in ride hailing, streaming, advertising, SAAS (“software as a service”) and retail, while other verticals such as financial services remained relatively stable.

•

Revenue from Existing Merchants increased by US$26.2 million in the third quarter of 2021. The net revenue retention rate, or NRR, in the third quarter of 2021 reached 185%, compared with 159%[1] in the fiscal year 2020.

•	Revenues from New Merchants reached US$11.6 million in the third quarter of 2021 compared to US$9.5 million in the fiscal year 2020.

•

dLocal continued to focus on its expansion efforts and added Thailand and El Salvador to its geographic network during the quarter, bringing the total number of countries in which dLocal makes its services available to 32.

•

On average, Enterprise Global Merchants used dLocal’s platform in more than seven different countries and 64 payment methods in the third quarter of 2021, compared to nearly six different countries and 44 payment methods in 2020 and nearly seven different countries and 62 payment methods in the second quarter of 2021.

[1]	Including the effect in 2019 of a warrant with a merchant (valued at US$4.3 million, which was a contra-revenue for such year), the NRR would have been 171%.

Conference Call and Webcast

dLocal’s management team will host a conference call and audio webcast on November 16, 2021 at 4:30 p.m. Eastern Time. The conference call may be accessed by dialing (888) 705-0197/ (409) 981-0764 (Conference ID – 4073836 –) and requesting inclusion in the call for dLocal.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in over 30 countries across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and payout processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Definition of Selected Operational Metrics

“API” means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, service providers) to facilitate the money transfer process.

“Enterprise Global Merchants” means merchants with at least US$6 million of annual TPV used in our platform.

“Local payment methods” refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

“NRR” means net revenue retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the current period revenue by the prior period revenue. The prior period revenue is the revenue billed by us to all of our merchant customers in the corresponding period for the prior fiscal year. The current period revenue is the revenue billed by us in the corresponding period for the current fiscal year to the same merchant customers included in the calculation of the prior period revenue. Current period revenue includes any upsells and cross-sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers on-boarded during the last 12 months.

“Pay-in” means a payment transaction whereby dLocal’s merchant customers receive payment from their customers.

“Pay-out” means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal’s merchant customers.

“Revenue from New Merchants”: means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

“Revenue from Existing Merchants”: means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment’s performance by Revenues, Adjusted EBITDA and Adjusted EBITDAMargin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal’s performance measures may not be comparable to those of other entities.

The table below presents a reconciliation of dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin to net income:

	Three-months ended September 30		Nine-months ended September 30
	2021	2020	2021	2020
	(in thousands of US$ except for %)
Profit for the period	19,669	8,622	54,304	16,586
Income tax expense	2,558	932	5,533	2,231
Depreciation and amortization	1,381	282	3,240	744
Secondary offering expenses	695	—	4,442	—
Transaction costs	211	—	665	—
Share-based payment non-cash charges	2,673	106	5,354	7,039
Other operating loss / (gain)	—	2,760	(2,896)	2,831
Other charges, net	(868)	(169)	(557)	(1,181)

Adjusted EBITDA	26,319	12,533	70,085	28,250

Revenues	68,646	30,850	167,863	69,490

Adjusted EBITDA	26,319	12,533	70,085	28,250

Adjusted EBITDA Margin	38.3%	40.6%	41.8%	40.7%

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Forward Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Note Regarding Forward-Looking Statements” sections of dLocal’s most recent registration statement on Form F-1 and certain of dLocal’s other filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

DLocal Limited

Certain interim financial information

Consolidated Condensed Statements of Comprehensive Income for the three month and nine month periods ended September 30, 2021 and 2020

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three-months ended September 30		Nine-months ended September 30
	2021	2020	2021	2020
Continuing operations
Revenues	68,646	30,850	167,863	69,490
Cost of services	(34,202)	(13,969)	(76,361)	(30.084)

Gross profit	34,444	16,881	91,502	39,406
Technology and development expenses	(1,116)	(528)	(2,232)	(1,255)
Sales and marketing expenses	(1,255)	(739)	(3,424)	(2,022)
General and administrative expenses	(10,887)	(3,469)	(30,080)	(15,662)
Impairment loss / (gain) on financial assets	159	(45)	(8)	853
Other operating gain/(loss)	224	(2,760)	3,514	(2,831)

Operating profit	21,569	9,340	59,272	18,489
Finance income	1,089	219	1,273	354
Finance costs	(275)	(14)	(511)	(60)
Inflation adjustment	(156)	9	(197)	34

Other results	658	214	565	328

Profit before income tax	22,227	9,554	59,837	18,817
Income tax expense	(2,558)	(932)	(5,533)	(2,231)

Profit for the period	19,669	8,622	54,304	16,586
Profit attributable to:
Owners of the Group	19,663	8,622	54,291	16,586
Non-controlling interest	6	—	13	—

Profit for the period	19,669	8,622	54,304	16,586
Earnings per share (in USD)
Basic Earnings per share	0.07	0.03	0.19	0.06
Diluted Earnings per share	0.06	0.03	0.18	0.06
Other comprehensive Income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations	(391)	249	477	(555)

	(391)	249	477	(555)
Total comprehensive income for the period
Owners of the Group	19,272	8,869	54,759	16,031
Non-controlling interest	6	2	22	—

	19,278	8,871	54,781	16,031

DLocal Limited

Certain interim financial information

Consolidated Condensed Statements of Financial Position as of September 30, 2021 and December 31, 2020

(In thousands of U.S. dollars, except per share amounts, unaudited)

	September 30, 2021	December 31, 2020
ASSETS
Current Assets
Cash and cash equivalents	293,055	111,733
Financial assets at fair value through profit or loss	1,066	8,319
Trade and other receivables	167,600	72,785
Other assets	1,825	2,017

Total Current Assets	463,546	194,854
Non-Current Assets
Deferred tax assets	252	216
Property, plant and equipment	2,243	913
Right-of-use assets	4,030	188
Intangible assets	45,799	4,153
Other assets	—	143

Total Non-Current Assets	52,324	5,613

TOTAL ASSETS	515,870	200,467
LIABILITIES
Current Liabilities
Trade and other payables	244,476	142,865
Lease liabilities	272	201
Tax liabilities	8,742	7,788
Derivative financial instruments	—	2,896
Provisions	2,409	1,393
Contingent considerations liability	665	—

Total Current Liabilities	256,564	155,143
Non-Current Liabilities
Deferred tax liabilities	655	259
Lease liabilities	3,760	17

Total Non-Current Liabilities	4,415	276

TOTAL LIABILITIES	260,979	155,419
EQUITY
Share Capital	590	602
Share Premium	157,151	—
Capital Reserve	10,505	12,582
Other Reserves	423	119
Retained earnings	86,204	31,749

Total Equity Attributable to owners of the Group	254,873	45,052
Non-controlling interest	18	(4)

TOTAL EQUITY	254,891	45,048

dLocal was incorporated on February 10, 2021, as a Cayman Islands exempted company with limited liability, duly registered with the Cayman Islands Registrar of Companies. The contribution of dLocal Group Limited (a limited liability company incorporated in Malta, the former holding entity or “dLocal Malta”) shares to dLocal was the Cayman Islands company has been finalized as of April 14, 2021. Until the contribution of dLocal Malta shares to it, dLocal had not commenced operations, consequently the historical information previous to that date presented in here corresponds to dLocal Malta, our predecessor. This reorganization was done, among other things, to facilitate the initial public offering of the Group. dLocal had no prior assets, holdings or operations.

Other disclosures:

Pursuant to the terms of certain lock-up agreements entered into by dLocal’s directors and executive officers, the selling shareholders, and certain other shareholders with the underwriters of dLocal’s initial public offering, the lock-up restrictions will be released immediately prior to the opening of trading on November 18, 2021 with respect to 70% of the common shares owned immediately prior to the initial public offering by each of the selling shareholders and dLocal’s directors, executive officers, and certain other shareholders; provided that dLocal’s directors and the selling shareholders that participated in dLocal’s secondary offering of common shares on October 20, 2021 remain subject to lock-up restrictions for 90 days from the date thereof.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

marketing@dlocal.com